SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Aurizon Mines Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

05155P106

(CUSIP Number)

Matthew Howorth

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200

Toronto, Ontario, Canada M5H 3P5

Telephone: (416) 368-9932

Copy to:

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, NY 10036

Attention: Mile T. Kurta

Telephone: 212-880-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 Pages)

SCHEDULE 13D

CUSIP No. 05155P106	Page 2 of 9 Pages

1	Names of Reporting Persons ALAMOS GOLD INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BRITISH COLUMBIA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 26,507,283
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,507,283
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,507,283
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.1%
14	Type of Reporting Person CO

1.	Security and Issuer.

The title and class of equity security to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the shares of common stock (the “Common Shares”) of Aurizon Mines Ltd. (“Aurizon”), a British Columbia corporation. The principal executive offices of Aurizon are located at Suite 1120, Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2.

Unless otherwise indicated, all references to “$”, “Cdn$” or “dollars” in this Schedule 13D are to Canadian dollars.

2.	Identity and Background.

(a)	This Schedule 13D is being filed by Alamos Gold Inc. (“Alamos”), a British Columbia corporation.

Schedule I hereto sets forth a list of all the directors and executive officers of Alamos (the “Scheduled Persons”) and their respective principal occupations and addresses.

(b)	The principal business address of Alamos is 130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5.

(c)	The principal business of Alamos is to own and operate gold mines in Mexico and Turkey.

(d)-(e) During the last five years, neither Alamos nor to Alamos’ knowledge, any of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Set forth on Schedule I hereto are the citizenships of the Scheduled Persons.

3.	Source and Amount of Funds or Other Consideration.

On January 14, 2013, Alamos commenced a tender offer to purchase all of the outstanding Common Shares other than those Common Shares owned by Alamos and its affiliates (the “Offer”) at a price per Common Share of $4.65 in cash or 0.2801 of a common share of Alamos (“Alamos Shares”), subject, in each case, to pro ration, upon the terms and subject to the conditions set forth in the offer to purchase and circular dated January 14, 2013 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). The Offer is conditioned upon, among other things, there being validly deposited under the Offer and not withdrawn at the expiry time of the Offer that number of Common Shares which, together with the Common Shares held by Alamos and its affiliates, represents not less than 66 2/3% of the issued and outstanding Common Shares (calculated on a fully diluted basis). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Alamos with the United States Securities and Exchange Commission (the “SEC”) on January 14, 2013. The Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery are filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) to the Schedule TO, respectively, and are incorporated by reference in this Schedule 13D.

During the 12-month period preceding the date of the Offer, Alamos and its directors and officers made the following purchases of Common Shares (collectively, the “Pre-Offer Purchases”), at the respective prices and on the respective dates set out in the following table. For purchases made through facilities of the Toronto Stock Exchange (the “TSX”) (i) all such purchases were affected in the normal course, (ii) any broker acting for Alamos in respect of such purchases performed only customary broker functions and received no more than the usual fees or commissions in regard to such purchases, (iii) Alamos and all persons or companies acting on behalf of Alamos did not solicit or arrange for the solicitation of offers to sell Common Shares, except for solicitations by Alamos or members of the soliciting dealer group pursuant to the Offer, and (iv) to the knowledge of Alamos, no seller of Common Shares (or any person or company acting for such seller) solicited or arranged for the solicitation of offers to buy Common Shares. For purchases made pursuant to the Share Purchase Agreements (as defined herein), the consideration offered under the Offer is at least equal to the consideration paid under the Share Purchase Agreements, on a per share basis, and is in the same form of consideration (Alamos Shares) or, to the extent elected by holders of Common Shares (the “Shareholders”) or as a result of any proration, is at least the cash equivalent of such consideration.

Date	Person	No. of Common Shares	Price per Common Share	Principal Exchange Where Trade Occurred
November 8, 2012	Alamos	30,000	$4.10	TSX
November 9, 2012	Alamos	200,000	$4.05	TSX
November 12, 2012	Alamos	120,000	$4.03	TSX
November 13, 2012	Alamos	50,000	$4.00	TSX
November 14, 2012	Alamos	300,000	$3.90	TSX
November 15, 2012	Alamos	230,000	$3.76	TSX
November 16, 2012	Alamos	100,000	$3.81	TSX
November 19, 2012	Alamos	95,000	$3.86	TSX
November 20, 2012	Alamos	110,100	$3.88	TSX
November 21, 2012	Alamos	264,900	$3.87	TSX
December 4, 2012	Alamos	106,500	$3.59	TSX
December 5, 2012	Alamos	114,000	$3.59	TSX
December 6, 2012	Alamos	579,500	$3.60	TSX
December 7, 2012	Alamos	363,700	$3.68	TSX
December 10, 2012	Alamos	112,300	$3.69	TSX
December 11, 2012	Alamos	49,000	$3.68	TSX
December 12, 2012	Alamos	175,000	$3.75	TSX
January 10, 2013	Alamos	6,138,783	$4.65	N/A
January 11, 2013	Alamos	5,009,100	$4.65	N/A
January 13, 2013	Alamos	12,359,400	$4.65	N/A

On January 10, 2013, Alamos entered into a share purchase agreement (the “Montrusco Share Purchase Agreement”) with Montrusco Bolton Investments Inc. (“Montrusco”) on behalf of certain investment accounts over which Montrusco has authority whereby Alamos acquired from Montrusco ownership and control of 6,138,783 Common Shares in exchange for 1,719,465 Alamos Shares pursuant to the terms set forth below.

On January 11, 2013, Alamos entered into a share purchase agreement (the “Van Eck Share Purchase Agreement”) with Van Eck Associates Corporation (“Van Eck”) on behalf of certain investment accounts over which Van Eck has authority whereby Alamos acquired from Van Eck ownership and control of 5,009,100 Common Shares in exchange for 1,403,048 Alamos Shares pursuant to the terms set forth below.

On January 13, 2013, Alamos entered into a share purchase agreement (the “Dynamic Share Purchase Agreement”) with Dynamic Precious Metals Fund and Dynamic Strategic Gold Class (together, “Dynamic”) on behalf of certain investment accounts over which Dynamic has authority whereby Alamos acquired from Dynamic ownership and control of 5,359,400 Common Shares in exchange for 1,501,167 Alamos Shares pursuant to the terms set forth below.

On January 13, 2013, Alamos entered into a share purchase agreement (the “USAA Share Purchase Agreement” and, collectively with the Montrusco Share Purchase Agreement, the Van Eck Share Purchase Agreement and the Dynamic Share Purchase Agreement, the “Share Purchase Agreements”) with Precious Metals and Minerals Fund, a Series of USAA Mutual Funds Trust (“USAA” and, collectively with Montrusco, Van Eck and Dynamic, the “Vendors”) on behalf of certain investment accounts over which USAA has authority whereby Alamos acquired from USAA ownership and control of 7,000,000 Common Shares in exchange for 1,960,700 Alamos Shares pursuant to the terms set forth below.

The purchase price (the “Purchase Price”) payable by Alamos to each Vendor for the Common Shares purchased pursuant to the Share Purchase Agreements is $4.65 per Common Share. The Purchase Price was satisfied by the delivery of Alamos Shares (the “Consideration Shares”), at an exchange ratio of 0.2801 of a Consideration Share for each Common Share.

Pursuant to each Vendor’s Share Purchase Agreement, Alamos agreed that, if at any time in the 12-month period following the date of the Share Purchase Agreement any person or persons acting jointly or in concert acquires all or substantially all of the assets of Aurizon and its subsidiaries or acquires all of the Common Shares (a “Price Protection Transaction”), it would pay to each Vendor the Adjustment Payment (as defined herein).

The “Adjustment Payment” will be equal to:

(i)	if Alamos or any of its affiliates or any person acting jointly or in concert with Alamos completes a Price Protection Transaction, an additional amount on account of each Common Share purchased pursuant to the applicable Share Purchase Agreement equal to the amount by which the consideration received by the Shareholders pursuant to the Price Protection Transaction (the “Transaction Consideration”) exceeds the greater of $4.65 per Common Share and 0.2801 Consideration Share; and

(ii)	if any other person or entity completes a Price Protection Transaction, an additional amount on account of each Common Share purchased pursuant to the applicable Share Purchase Agreement that is equal to 85% (or 100% with respect to the USAA Share Purchase Agreement) of the difference between the amount by which the Transaction Consideration exceeds the greater of $4.65 per Common Share and 0.2801 Consideration Share.

Each of Dynamic and Montrusco agreed that, for a period of 12 months following the date of its Share Purchase Agreement, it would not, without the prior written consent of Alamos, which consent may be given on such terms and conditions as Alamos may determine: (i) in any manner acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly, any unissued or outstanding securities of Aurizon or propose or offer to enter into, directly or indirectly, any amalgamation, plan of arrangement, merger or business combination involving Aurizon and its affiliates or to purchase, directly or indirectly, all or substantially all of the assets of Aurizon and its subsidiaries, taken as a whole; (ii) directly or indirectly “solicit” or participate or join with any person in the “solicitation” of any “proxies” (as such terms are defined in the Securities Act (Ontario)) to vote, or seek to influence any person with respect to the voting of, any voting securities of Aurizon; (iii) otherwise act alone or jointly or in concert with others to seek to control or to influence the management, the board of directors or policies of Aurizon; (iv) solicit, facilitate or encourage any transaction to acquire assets of Aurizon and/or one or more of its subsidiaries representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Aurizon and its subsidiaries, taken as a whole, or acquire 20% or more of the Common Shares (an “Acquisition Transaction”) other than a transaction by Alamos or any of its affiliates or any person acting jointly or in concert with Alamos; (v) enter into, continue or participate in any discussions or negotiations regarding an Acquisition Transaction, or furnish to any other person any information with respect to the business of Aurizon or its properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Transaction or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person (other than Alamos or any of its affiliates or any person acting jointly or in concert with Alamos) to do or seek to do any of the foregoing; or (vi) advise, assist, encourage or act jointly or in concert with any other person in connection with any of the foregoing, other than Alamos or any of its affiliates or any person acting jointly or in concert with Alamos.

In connection with each Vendor’s Consideration Shares, Alamos agreed (i) to prepare and file within 15 days of the closing of each Share Purchase Agreement in one or more Canadian jurisdictions a preliminary prospectus and such other related documents as may be reasonably necessary to be filed in connection with such preliminary prospectus; (ii) as soon as possible after any comments of the applicable securities commissions have been satisfied with respect thereto, to prepare and file a final prospectus; (iii) to use commercially reasonable efforts to cause a receipt to be issued for such final prospectus as soon as possible; and (iv) to take all other steps and proceedings that may be reasonably necessary in order to permit the qualification of the Consideration Shares for distribution by registrants who comply with the relevant provisions of applicable Canadian securities laws.

Alamos’ obligation to purchase the Common Shares deposited under the Offer is not subject to any financing condition. All such funds are available and will be paid from Alamos’ cash on hand.

4.	Purpose of Transaction.

The purpose of the Offer and the Pre-Offer Purchases is to enable Alamos to acquire, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares (other than Common Shares held directly or indirectly by Alamos and its affiliates and which includes Common Shares which may become outstanding on the exercise, exchange or conversion of certain convertible securities of Aurizon). The effect of the Offer is to give Shareholders the opportunity to receive, at the election of each Shareholder, $4.65 in cash or 0.2801 of an Alamos Share, in each case, subject to pro-ration as set out in the Offer to Purchase, for each Common Share tendered to the Offer, representing a premium of approximately 40% over the closing price of $3.33 per Common Share and $16.60 per Alamos Share on the TSX on January 9, 2013.

If the conditions of the Offer are satisfied or waived and Alamos takes up and pays for the Common Shares validly deposited under the Offer and not properly withdrawn, Alamos intends to acquire any Common Shares not deposited under the Offer through a compulsory acquisition, if available, or to propose a subsequent acquisition transaction, in each case for consideration per Common Share at least equal in value to and in the same form as the consideration paid by Alamos per Common Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Common Shares acquired pursuant to the Offer. Although Alamos intends to propose either a compulsory acquisition or a subsequent acquisition transaction generally on the terms described in the Offer to Purchase, it is possible that, as a result of delays in Alamos’ ability to effect such a transaction, information subsequently obtained by Alamos, changes in general economic or market conditions or in the business of Aurizon or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, Alamos reserves the right not to propose a compulsory acquisition or a subsequent acquisition transaction, or to propose a subsequent acquisition transaction on terms other than those provided for under the Offer.

If the Offer is successful, it is anticipated that the current management of Alamos will manage Aurizon in place of Aurizon’s current management, and that the board of directors of Aurizon will be replaced by nominees of Alamos. With the exception of the foregoing, Alamos has not developed any specific proposals with respect to Aurizon or its operations, or any changes in its assets, business strategies, management or personnel following the acquisition of the Common Shares pursuant to the Offer. Alamos believes there is strong cultural and professional compatibility between Aurizon’s and Alamos’ respective employees and it is Alamos’ intention to integrate both teams following its acquisition of Aurizon.

If permitted by applicable law, subsequent to the completion of the Offer and a compulsory acquisition or any subsequent acquisition transaction, if necessary, Alamos intends to delist the Common Shares from the TSX and the NYSE MKT and to cause Aurizon to cease to be a reporting issuer under the securities laws of each of the provinces and territories of Canada in which it has such status and cease to be registered under the Securities Exchange Act of 1934, as amended.

These plans are based on information currently available to Alamos. Alamos has so far had an opportunity to review only publicly available information about Aurizon filed with Canadian securities regulatory authorities and the SEC. As a result, the foregoing plans for Alamos’ business are of a general nature and may change if more information becomes available.

In connection with the Offer, Alamos expects to engage in communications with one or more officers, members of the board of directors, representatives, Shareholders and other relevant parties concerning the business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans of Aurizon that may result in Alamos proposing one or more ideas that, if effectuated, may result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Depending on such communications, and subject to the conditions below, Alamos may make additional purchases or may sell or transfer Common Shares beneficially owned by them from time to time in public transactions. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of Common Shares by applicable law.

See Item 3 and Item 5.

5.	Interest in Securities of the Issuer.

(a)-(b)	As of the date hereof, Alamos may be deemed to be the beneficial owner of 26,507,283 Common Shares, which represent approximately 16.1% of the issued and outstanding Common Shares.

(c)	Except as described in Item 3, Alamos has not effected any other transactions in Common Shares during the past 60 days. To the knowledge of Alamos, none of the Schedule Persons has effected any transactions in Common Shares during the past 60 days.

(d)	Except as otherwise set forth herein, no person is known to Alamos to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Common Shares beneficially owned by Alamos.

(e)	Not applicable.

6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3.

7.	Material to be Filed as Exhibits.

Exhibit 1	Share Purchase Agreement, dated January 13, 2013, between Precious Metals and Minerals Fund, a Series of USAA Mutual Funds Trust and Alamos Gold Inc.*

Exhibit 2	Share Purchase Agreement, dated January 13, 2013, between Dynamic Precious Metals Fund and Dynamic Strategic Gold Class and Alamos Gold Inc.*

Exhibit 3	Share Purchase Agreement, dated January 11, 2013, between Van Eck Associates Corporation and Alamos Gold Inc.*

Exhibit 4	Share Purchase Agreement, dated January 10, 2013, between Montrusco Bolton Investments Inc. and Alamos Gold Inc.*

*	Incorporated by reference from Alamos Gold Inc.’s Registration Statement on Form F-10 filed on January 14, 2013.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2013

ALAMOS GOLD INC.

By:	/s/ Matthew Howorth
Name: Matthew Howorth
Title: Vice-President, Legal

SCHEDULE I

Alamos Gold Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

John A. McCluskey, President, Chief Executive Officer and Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Chief Executive Officer and President of Alamos Gold Inc.	Canada

Mark Wayne, Chairman, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Chief Financial Officer of Regulus Resources Inc.	Canada

Kenneth Stowe, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Director of Hudbay Minerals Inc. and Londex Minerals Ltd.	Canada

Anthony Garson, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Consultant and a director of St. Georges Platinum and Base Metals Ltd. and Argex Mining Inc.	Canada

David Gower, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	President of Brazil Potash Corporation and Chairman of Castillian Resources Corporation	Canada

Paul Murphy, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Chief Financial Officer of Guyana Goldfields	Canada

James R. Porter, Chief Financial Officer	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Chief Financial Officer of Alamos of Alamos Gold Inc.	Canada

Manley R. Guarducci, Chief Operating Officer	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President and Chief Operating Officer of Alamos Gold Inc.	Canada

Charles Tarnocai, Vice- President, Exploration and Corporate Development	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Exploration and Corporate Development of Alamos Gold Inc.	Canada

Matthew Howorth, Vice- President, Legal	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Legal of Alamos Gold Inc.	Canada

Gregory Fisher, Vice- President, Finance	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Finance of Alamos Gold Inc.	Canada

Bayduhan Ilhan, Vice- President, Projects	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Projects of Alamos Gold Inc.	United States

Christine Barwell, Vice- President, Human Resources	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Human Resources of Alamos Gold Inc.	Canada

Jo Mira Clodman, Vice- President, Investor Relations	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Investor Relations of Alamos Gold Inc.	Canada